EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2017
Excluding interest on deposits
Income before income tax expense	$35,900
Fixed charges:
Interest expense	11,418
One-third of rents, net of income from subleases (a)	534
Total fixed charges	11,952
Add: Equity in undistributed income of affiliates	1,352
Income before income tax expense and fixed charges, excluding capitalized interest	$49,204
Fixed charges, as above	$11,952
Preferred stock dividends (pre-tax)	2,349
Fixed charges including preferred stock dividends	$14,301
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.44
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$14,301
Add: Interest on deposits	2,857
Total fixed charges including preferred stock dividends and interest on deposits	$17,158
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$49,204
Add: Interest on deposits	2,857
Total income before income tax expense, fixed charges and interest on deposits	$52,061
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.03

(a)	The proportion deemed representative of the interest factor.